        As filed with the Securities and Exchange Commission on January 24, 2000
                                                      Registration No. 333-_____
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                             _____________________

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933
                             _____________________
                                 VIDAMED, INC.
            (Exact name of Registrant as specified in its charter)
                             _____________________

     Delaware                                                  77-0314454
  (State or other                                          (I.R.S. Employer
  jurisdiction of                                        Identification Number)
  incorporation or
   organization)

                             46107 Landing Parkway
                           Fremont, California 94538
                                (510) 492-4900
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                             _____________________
                               Randy D. Lindholm
                     President and Chief Executive Officer
                                 VidaMed, Inc.
                             46107 Landing Parkway
                           Fremont, California 94538
                                (510) 492-4900
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                             _____________________
                                  Copies to:
                            Carolyn R. Klasco, Esq.
                            Steven O. Gasser, Esq.
                        Shartsis, Friese & Ginsburg LLP
                        One Maritime Plaza, 18th Floor
                            San Francisco, CA 94111
                                (415) 421-6500
                                --------------
   Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [_]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                                  CALCULATION OF REGISTRATION FEE
                                                  -------------------------------
===================================================================================================================================
     Title of Each Class of Securities       Amount to be           Proposed                  Proposed             Amount of
            to be Registered                  Registered     Maximum Offering Price Per    Maximum Aggregate    Registration Fee (3)
                                                                     Share (1)             Offering Price (1)
-----------------------------------------------------------------------------------------------------------------------------------
Common stock, par value $0.001 per share   8,740,000 shares          $3.4063                 $29,771,062             $7,860
-----------------------------------------------------------------------------------------------------------------------------------
Common stock to be issued upon exercise    2,090,320 shares          $3.4063                 $ 7,120,257             $1,880
of outstanding warrants (2)
===================================================================================================================================

_____________________
(1) Estimated solely for the purpose of computing the amount of the registration fee based on the average of the high and low prices of the common stock as reported on the Nasdaq SmallCap Market on January 21, 2000, pursuant to Rule 457(c) under the Securities Act of 1933.
(2) Pursuant to Rule 416 under the Securities Act of 1933, there are also being registered an indeterminate number of additional shares as may become issuable pursuant to the anti-dilution provisions of the warrants.
(3) The registration fee was paid at the time of the filing of this Registration Statement.

                             _____________________
   The registrant hereby amends this registration statement on the date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective as provided by section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on the date as the Commission, acting pursuant to said section 8(a), may determine.
================================================================================

                                  PROSPECTUS

                                 VIDAMED, INC.

                       8,740,000 Shares of Common Stock

              2,090,320 Shares of Common Stock to be Issued Upon
                     the Exercise of Outstanding Warrants

     The shares offered by this prospectus involve a high degree of risk. See "Risk Factors" beginning on page 2 of this prospectus for information that you should consider before purchasing these securities.

     All of the shares of common stock of VidaMed, Inc. offered hereby are being offered for resale by certain stockholders of VidaMed and holders of presently exercisable warrants to acquire VidaMed's common stock as described more fully herein. VidaMed will not receive any of the proceeds from the sale of the common stock by the selling stockholders. However, certain of the shares of common stock offered by this prospectus are issuable in the future upon the exercise of warrants, and VidaMed will receive the exercise prices payable on any exercise of such warrants. See "Use of Proceeds" and "Selling Stockholders." The common stock being offered by this prospectus (excluding the common stock underlying the warrants) represents approximately 30% of the issued and outstanding common stock of VidaMed.

     You should read this prospectus and any supplement carefully before you invest.

     Our common shares are traded on the Nasdaq SmallCap Market under the symbol "VIDA." On January 21, 2000, the average of the high and low prices of our common stock on the Nasdaq SmallCap Market was $3.4063 per share.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

               The date of this prospectus is January 24, 2000.

     No person is authorized to give any information or to make any representations not contained in this prospectus. If other information is given or representations are made, you may not rely on that information or those representations as having been authorized by us. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered in this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where the offer or solicitation would be unlawful. You may not infer from the delivery of this prospectus, nor from any sale made under this prospectus, that our affairs are unchanged since the date of this prospectus or that the information contained in this prospectus is correct as of any time after the date of this prospectus.


                               Table Of Contents
                               -----------------

About VidaMed...............................................................   1
RISK FACTORS................................................................   2
CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PROSPECTUS..   9
USE OF PROCEEDS.............................................................  10
SELLING STOCKHOLDERS........................................................  10
PLAN OF DISTRIBUTION........................................................  12
LEGAL MATTERS...............................................................  14
EXPERTS.....................................................................  14
WHERE YOU CAN FIND MORE INFORMATION.........................................  14
INFORMATION INCORPORATED BY REFERENCE.......................................  15

                                 About VidaMed

     VidaMed designs, develops and markets urological systems that are used for urinary tract disorders. We primarily treat the enlarged prostate or Benign Prostatic Hyperplasia, a noncancerous condition of the prostate gland affecting urination. VidaMed's primary product, the patented VidaMed TUNA System, is a reasonably priced alternative therapy that minimizes surgical invasion, side effects and complications for this condition. On October 8, 1996, we received approval from the FDA to sell the TUNA System commercially in the United States. At the end of 1998, we began restructuring our sales and marketing model in the United States to shift the emphasis from selling the TUNA System itself to generating revenues through a fee-per-use program. Under the prior sales model, we focused on selling the TUNA System generator and related equipment. Under our current model (known as the "fee-per-use" program), we place an entire TUNA System with a hospital at no charge to the hospital. Revenue is generated by selling a single-use component needed for each TUNA procedure performed. Once the procedure is performed, the single-use component is discarded and a new component must be purchased for the next procedure performed.

                                 Risk Factors

     An investment in the securities being offered by this prospectus involves a high degree of risk. VidaMed has negative cash flows from operations. You should consider VidaMed's financial situation and the following risk factors in addition to the other information discussed elsewhere in this prospectus and incorporated by reference into this prospectus before purchasing our securities.

                         RISKS RELATED TO OUR COMPANY

Our Current Cash Resources Are Limited And We May Have Difficulty Raising Capital In The Future.

     As we began fiscal 1999, we believed that our then current cash balances, projected cash flows from operations, including our newly introduced fee-per-use program, and cash available under our financing facility would be sufficient to meet our operating and capital requirements through the end of the year. Although quarterly revenues generated by the fee-per-use program have been increasing since its inception, experience has shown that the fee-per-use program will take longer to implement than originally planned. The number of hospitals equipped to perform TUNA Procedures has not increased as rapidly as expected and the number of TUNA Procedures being performed at hospitals where our equipment has been placed is lower than expected. Costs to promote the program were higher than expected and we required additional funding to maintain current operating levels through December 31, 1999. Because of the shortage of operating funds, our independent auditors amended their opinion, issued in connection with the financial statements included in our amended annual report on Form 10-K/A filed with the Securities and Exchange Commission for our 1998 fiscal year, to include an explanatory fourth paragraph expressing substantial doubt regarding our ability to continue as a going concern.

     In October and November 1999, we sold 2.25 million shares of common stock at a price of $2.00 per share in a private placement which resulted in net proceeds to us of approximately $4,300,000. In January 2000, we sold 6.46 million shares of common stock at a price of $1.73 per share in a private placement for net proceeds of approximately $11,100,000. Management believes that the proceeds of the recent equity financings together with existing cash and anticipated revenues from the fee-per-use program will be sufficient to fund operations at current levels through the end of the year 2000. Our actual capital requirements, however, will depend on many factors, including the rate of increase in the number of hospitals that perform TUNA Procedures, the rate of increase in the number of procedures performed at hospitals where our equipment has been placed, the cost of promoting the program, competition in the marketplace, our ability to expand the fee-per-use program to doctors' offices and ambulatory surgery centers when or if Medicare approves reimbursement for the costs of TUNA Procedures performed in those locations and the amount of reimbursement provided for procedures performed outside of hospitals.

     Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. The factors described above will affect our future capital requirements and the adequacy of our available funds. We may have to raise additional funds through public or private equity or debt financings, collaborative relationships or other arrangements. We cannot be certain that such additional funding, if needed, will be available on terms favorable to us, or at all. Furthermore, additional equity financing will dilute the interests of our current stockholders and may depress the market price of our stock. Additional debt financing may be available, but management believes it would be limited in amount, may involve restrictive covenants, and would be costly because it would be subordinate to our secured financing facility with Transamerica Business Credit Corporation. We may be able to obtain additional debt financing from Transamerica, but we cannot give any assurance that we will be able to do so or that the terms of the financing would be favorable. Collaborative arrangements, if necessary to raise additional funds, may require us to relinquish rights to certain of our technologies or products. Our failure to raise capital when needed could have a material adverse effect on our business, financial condition and results of operations.

     If additional financing is needed but unavailable, management nonetheless believes that it would be able to conserve cash by scaling back research and development, clinical trials, expansion into the office-based market and other areas of discretionary spending. Reductions in those areas, however, could have a material adverse effect on our long-term opportunities to develop new and competitive products, obtain necessary governmental approvals of those products and develop additional markets for our products.

We Have A History Of Operating Losses And We Expect Operating Losses To
Continue.

     We have incurred significant operating losses since our inception in 1992 and, as of December 31, 1998, had an accumulated deficit of approximately $88.2 million. Our operating losses through the first three quarters of 1999 were $9.4 million. We expect to continue to incur operating losses through the end of the year 2000 as we expend substantial funds on sales and marketing activities. Although we have reduced spending on clinical trials and development, the fee-per-use program is labor intensive and includes a sales and marketing team of approximately 28 full-time professionals. Our ability to achieve profitability depends on numerous factors, including:

     .  our success in promoting the fee-per-use program;

     .  our success in achieving market acceptance of the TUNA Procedure;

     . our success in obtaining and maintaining necessary regulatory clearances;

     . the extent to which Medicare and other healthcare payors approve reimbursement of the costs of TUNA Procedures performed in hospitals, doctors' offices and ambulatory surgery centers; and

     .  the amount of reimbursement provided.

The Fee-Per-Use Sales Program Is New And Untested And Revenues From The Program May Be Less Than Anticipated.

     The fee-per-use program has been in place only since the end of the fourth quarter of 1998, and its success is uncertain. If revenues generated by the program fall short of our expectations, we may have to obtain additional debt or equity financing, seek collaborative arrangements with other companies, and/or develop another sales model to replace or supplement the fee-per-use program.
We currently do not have any plans to replace the fee-per-use program, and are continually working to develop and enhance the program.

     The fee-per-use program was implemented in late 1998. During the first three quarters of 1999, our revenues from the program totaled $211,000 in the first quarter, $396,000 in the second quarter and $675,000 in the third quarter, against total revenues of $1,037,000, $1,225,000 and 1,487,000, respectively. The additional revenues in each quarter were primarily from sales of generators and catheters domestically and sales of TUNA Systems internationally.

The TUNA Procedure Is A New Therapy And May Not Be Accepted By Physicians, Patients And Healthcare Payors.

     Physicians will not recommend the TUNA Procedure unless they conclude, based on clinical data and other factors, that it is an effective alternative to other methods of enlarged prostate treatment, including more established methods. In particular, physicians may elect not to recommend the TUNA Procedure until the duration of the relief provided by the procedure has been established. The TUNA Procedure is relatively new and clinical data for assessing the durability of relief provided by the TUNA therapy in the United States does not extend beyond five years. Some physicians may consider five years of clinical data to be sufficient evidence of durability and others may not. As time passes since the first TUNA Procedures were performed, and as more procedures are performed, the clinical data will continue to be developed. We are in the process of conducting multi-year patient follow-up studies to assess the durability of the relief provided by the TUNA therapy.

     Even if the clinical efficacy of the TUNA Procedure is established, physicians may elect not to recommend the procedure unless acceptable reimbursement from healthcare payors is available. Healthcare payor acceptance of the TUNA Procedure will require evidence of its cost effectiveness compared with other therapies for enlarged prostate, which will depend in large part on the duration of the relief provided by the TUNA Procedure.

     Patient acceptance of the procedure will depend in part on physician recommendations and in part on other factors, including the degree of invasiveness and the rate and severity of complications associated with the procedure compared with other therapies.

If Users Of Our Products Are Not Adequately Reimbursed By Medicare And Other Healthcare Payors, Our Products Will Not Be Accepted In The Marketplace.

     If physicians, hospitals and other users of our products do not obtain sufficient reimbursement from Medicare and other payors of healthcare costs, our products will not be accepted in the marketplace.

     Third-party reimbursement is generally available for existing therapies used to treat men with an enlarged prostate. In the United States, decisions whether to provide coverage and the amount of coverage to provide are made by local Medicare Medical Directors, individual health maintenance organizations, private insurers and other healthcare payors. Reimbursement systems in international markets vary significantly by country. In many international markets, reimbursement for new devices and procedures is subject to government control. In most markets, there are private insurance systems as well as governmentally managed systems.

     TUNA Procedures in the United States are currently being reimbursed by certain private payors. Due to the age of the typical patient suffering from an enlarged prostate, however, Medicare reimbursement is particularly critical for widespread market acceptance of our product. On January 1, 1998, Medicare reimbursement of the physician fee component of the TUNA Procedure became effective for procedures performed in all locations. At the same time, Medicare also approved reimbursement of the reasonable costs of supplies, equipment and overhead necessary to perform TUNA Procedures subject to local approval by state Medicare Medical Directors, but the approval was limited to procedures performed in hospitals. As of January 5, 2000, 46 states provided for reimbursement for TUNA Procedures performed in hospitals. The remaining states are in the process of reviewing the TUNA Procedure to determine whether Medicare reimbursement will be authorized for hospital-based procedures.

     The amount of reimbursement for TUNA Procedures varies depending on the particular hospital performing the procedure and is based on the hospital's reasonable costs of supplies, equipment and overhead. With the adoption of reimbursement in 46 states, we believe the reasonableness of our charges to the hospitals performing TUNA Procedures has been established. The amount of reimbursement to the users of our products, and our charges are, however, subject to cost containment and healthcare reform measures undertaken and planned by healthcare payors which affect our industry generally. See "Risks Related to Our Industry -- Our Future Revenues and Profitability Are Subject To Uncertainties Regarding Health Care Reimbursement and Reform."

If Coverage Is Not Approved For Procedures Performed Outside Of Hospitals, Or If The Amount Of Coverage Is Inadequate, We Will Not Be Able To Achieve Widespread Acceptance Of The TUNA Therapy.

     To achieve widespread acceptance of the TUNA therapy, we believe that reimbursement will need to be available for procedures performed outside of the hospital setting, in doctors' offices and ambulatory surgery centers. In addition, the amount of reimbursement for TUNA Procedures performed in those locations must be adequate. Medicare has not yet approved reimbursement for the costs of supplies, equipment and overhead outside of hospital settings. These items account for most of the costs of a TUNA procedure. In 1998, Medicare announced that it would delay consideration of coverage in doctors' offices and ambulatory surgery centers while it reviewed its Y2K compliance issues. Medicare is now behind schedule in many areas, and we do not expect that coverage for procedures performed at these alternative sites will be approved until at least mid to late 2000. As a result of this delay, we can give no assurance that procedures performed in doctors' offices and ambulatory surgery centers will generate significant revenue for us in the United States at least during the year 2000.

     When, and if, coverage becomes available for procedures performed in doctors' offices and ambulatory surgery centers, we expect that the number of procedures performed will increase. The amount of reimbursement could decrease, however, and the decrease could be substantial. We cannot predict whether the amount of reimbursement, when and if it is approved, will be deemed adequate by physicians and patients or whether our revenues from procedures performed outside of hospitals will be sufficient to cover our operating expenses.

We Sell One Product Line And Our Revenues Will Suffer If There Is A Disruption In The Supply Of Components.

     The VidaMed TUNA System consists of a radio frequency generator, a reusable handle, a disposable cartridge and an optical telescope. If a material problem develops with any one or more of those components, our revenues would likely suffer because we do not have other products to rely on. Possible problems include, but are not necessarily limited to, malfunctions, failure to comply with or changes in governmental regulations, product recalls, product obsolescence, injunctions resulting from litigation, inability to protect our intellectual property, invalidity of our patents or shortages of one or more of the components of the system.

We Rely On Contract Manufacturers For The Majority Of Our Manufacturing.

     We have outsourced the manufacture of the disposable cartridge and most other components of the TUNA System, and we rely on contract manufacturers to supply our components in sufficient quantities, in compliance with regulatory requirements and at an acceptable cost. Manufacturers often encounter difficulties in scaling up production of new products, including problems involving production yields, product recalls, quality control and assurance, component supply and lack of qualified personnel. If any of our manufacturers experience any production problems, we may not be able to locate an alternate manufacturer promptly. Delays in production could adversely affect the success of our fee-per-use program and our future revenues.

Our Rights To Inventions Of Our Founder Are Limited To The Field Of Urology.

     The proprietary information agreement between us and Stuart D. Edwards, one of our founders, obligates Mr. Edwards to assign to us his inventions and related intellectual property only in the field of urology. Mr. Edwards has assigned to a third party his inventions in the cancer field. Mr. Edwards has also conceived of and may continue to conceive of, various medical device product concepts for other fields outside of urology, including certain product concepts for the treatment of snoring and sleep apnea and others in the gynecology field, all of which have been assigned to unrelated third parties.
We will have no rights to or ownership interests in any inventions or product concepts developed by Mr. Edwards outside of the field of urology.

We May Fail To Protect Or Enforce Our Intellectual Property Rights.

     We rely on a combination of patent, copyright and trade secret law to protect the technology in our products. We hold numerous U.S. and foreign patents and patent applications relating to our products. The earliest termination date of any of our U.S. patents is in 2009, with the majority of patents scheduled to continue through the year 2013.

     In addition to patents, we rely on trade secrets and proprietary know-how which we seek to protect in part through proprietary information agreements with employees, consultants and others. These agreements typically provide that all materials and confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and cannot be disclosed to third parties except in specific circumstances and that all inventions arising out of the relationship with VidaMed shall be our exclusive property. These agreements may be breached, and in some instances, we may not have an appropriate remedy available for the breach. Furthermore, our competitors may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our proprietary technology. The steps we take may be inadequate to protect our rights in our proprietary technology. Litigation may be necessary to enforce our patents, protect our trade secrets or know-how or to determine the enforceability, scope and validity of a third-party's proprietary rights.

Intellectual Property Litigation Is Expensive And Time Consuming And Could Subject Us To Liabilities.

     The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights, and companies in the medical device industry have employed intellectual property litigation to gain a competitive advantage. We are aware of patents held by other participants in our market, and there can be no assurance that we will not in the future become subject to patent infringement claims and litigation or United States Patent and Trademark Office interference proceedings.

     The defense and prosecution of intellectual property suits, Patent and Trademark Office interference proceedings and related legal and administrative proceedings are costly and time consuming. These proceedings could also result in significant diversion of the time and attention of our technical and management personnel. An adverse determination in litigation or interference proceedings could subject us to significant liabilities to third parties or require us to seek licenses from third parties. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, there can be no assurance that necessary licenses would be available on satisfactory terms or at all. An adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling our products, which would have a material adverse effect on our business, financial condition and results of operations.

Our Business Exposes Us To Product Liability Claims.

     Use of our products involves an inherent risk that product liability claims will be asserted against us. Although we are insured against such risks up to a $10 million annual aggregate limit, our present product liability insurance may be inadequate. A successful product liability claim in excess of our insurance coverage could have a material adverse effect on our business, financial condition and results of operations. Any successful product liability claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable or reasonable terms. In addition, product liability insurance may cease to be available in sufficient amounts or at an acceptable cost. An inability to obtain sufficient insurance coverage could prevent or inhibit the marketing and sale of our products. A product liability claim could result in a recall of the product by the FDA and would have a material adverse effect on our reputation, business, financial condition and results of operations.

Our Corporate Structure Inhibits Stockholder Control, Making An Acquisition Of VidaMed More Difficult.

     Certain provisions of our Certificate of Incorporation and Bylaws inhibit stockholder control of VidaMed by:

 .  Allowing us to issue preferred stock without any vote or further action by the stockholders;
 .  Eliminating the right of stockholders to act by written consent without a meeting; and
 .  Eliminating cumulative voting in the election of directors.

     Because these provisions may make it more difficult for stockholders to take certain corporate actions, they could have the effect of delaying or preventing a change in control of VidaMed, or limiting the price that certain investors might be willing to pay for shares of our common stock.

                          RISKS RELATED TO OUR STOCK

Exercise Of Outstanding Warrants And Options Will Dilute Existing Stockholders And Could Adversely Affect The Market Price Of Our Stock.

     As of January 14, 2000, we had issued and outstanding approximately 29.5 million shares of common stock and outstanding warrants and options to purchase approximately 8.2 million additional shares of common stock, of which approximately 6.8 million shares are priced at $4.00 or less per share. The existence of the outstanding options and warrants may adversely affect the market price of our common stock and the terms under which we could obtain additional equity capital. The exercise of the options and warrants will dilute the holdings of our existing stockholders.

     The 8.2 million outstanding options and warrants include: (i) options to purchase a total of approximately 4.1 million shares granted to our employees, officers, directors and consultants under various stock option plans, (ii) warrants to purchase up to approximately 1.9 million shares of common stock issued to investors who purchased common stock from us in a private placement in January 2000; and (iii) warrants to purchase a total of approximately 2.2 million shares issued to other investors. In addition, we have reserved approximately 700,000 shares of common stock for future issuance under employee stock option and purchase plans.

If We Fail To Satisfy The Continued Listing Requirements Of The Nasdaq SmallCap Market, Our Stock Could Become Subject To The SEC's Penny Stock Rules, Making It Difficult To Sell.

     In December 1999, the Nasdaq-Amex Market Group notified us that the listing of our common stock would be transferred from the National Market to the SmallCap Market. The transfer occurred because we did not satisfy the minimum net tangible asset listing requirement of the National Market and because our independent auditors included a going concern uncertainty paragraph in the opinion they issued in connection with our amended annual report on Form 10-K/A for the fiscal year ended December 31, 1998.

     Management believes that VidaMed can satisfy the continued listing requirements of the SmallCap Market for the foreseeable future, but if one or more of the risks described in these "Risk Factors" were to occur, our listing could be jeopardized. If we were to lose our SmallCap Market listing, our common stock would likely trade in the over-the-counter markets through the "pink sheets" or on the NASD's OTC Bulletin Board. In addition, our stock could become subject to the "penny stock" rules adopted by the Securities and Exchange Commission. These rules provide that a company's stock will be considered a penny stock it if is not listed on a national securities exchange or Nasdaq and its trading price is below $5 per share. The rules impose several sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and investors who meet certain high net worth and income standards. Broker-dealers executing transactions in penny stocks must make special suitability determinations for purchasers and receive each purchaser's written agreement prior to the transaction. Consequently, the rules may adversely affect the ability of broker-dealers to sell penny stocks and the ability of stockholders to sell their shares in the secondary market.

The Volatility Of Our Stock Price May Limit Our Ability To Obtain Additional Financing.

     The market price of our common stock has historically been highly volatile and could be materially and adversely affected if any of the risks described in these "Risk Factors" were to occur. In addition, the stock market has from time to time experienced significant price and volume fluctuations that are unrelated to our operating performance. The broad market fluctuations and the volatility of our stock may adversely affect its market price and impair our ability to obtain future funding from the sale of our common or preferred stock.

                         RISKS RELATED TO OUR INDUSTRY

Our Future Revenues And Profitability Are Subject To Uncertainties Regarding Health Care Reimbursement And Reform.

     The continuing efforts of government and insurance companies, health maintenance organizations and other payors of healthcare costs to contain or reduce costs of health care may affect our future revenues and profitability.
In the United States, given recent federal and state government initiatives directed at lowering the total cost of health care, the U.S. Congress and state legislatures will likely continue to focus on healthcare reform including the reform of Medicare and Medicaid systems, and on the cost of medical products and services.

     Our ability to commercialize the TUNA Procedure successfully will depend in part on the extent to which the users of our products obtain appropriate reimbursement for the cost of the TUNA Procedure. Third-party payors are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed health care in the United States and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of healthcare services and products, as well as legislative proposals to reform health care or reduce government insurance programs, may all result in lower prices for or rejection of our products. The cost containment measures that healthcare payors and providers are instituting and the effect of any health care reform could cause reductions in the amount of reimbursement available to users of our products, and could materially adversely affect our ability to operate profitably.

Competitors Have Greater Resources And May Develop Better Products.

     Although there is a large market for the treatment of men suffering from enlarged prostate, there are a number of therapies competing for market share. Competition in the market for minimally invasive devices to treat this condition has increased significantly and is expected to continue to increase. The relative speed with which we can develop products, complete clinical testing and regulatory approval processes, secure third-party reimbursement and supply commercial quantities of the product to the market are important competitive factors. Many of our competitors have significantly greater financial resources than ours which allows them to have larger technical, research, marketing, sales and distribution programs. If competitors are able to develop superior products, or are better able to market their products, we may not be successful in commercializing our fee-per-use program.

U.S. Governmental Regulation May Impair Our Ability To Compete.

     The manufacture and distribution of our products are subject to continuous governmental review. In addition, new products or substantial modifications to our existing product generally must be approved by the FDA before they can be introduced to the marketplace. Noncompliance with applicable requirements can result in:

 .  Fines;
 .  Injunctions;
 .  Civil penalties;
 .  Recall or seizure of products;
 .  Total or partial suspension of production;
 . Failure of the government to grant approval for devices; and/or . Criminal prosecution.

     Medical devices are classified into one of three classes, class I, II or III, on the basis of the controls necessary to reasonably ensure their safety and effectiveness. Safety and effectiveness can be ensured for class I devices through general controls (such as labeling, pre-market notification and adherence to good manufacturing practices) and for class II devices through the use of special controls (such as performance standards, post-market surveillance, patient registries, and FDA guidelines). Generally, class III devices are those which must receive pre-market approval by the FDA to ensure their safety and effectiveness (such as life-sustaining, life-supporting and implantable devices, or new devices that have not been found substantially equivalent to legally marketed devices). The FDA has approved VidaMed's TUNA system as a class II device.

     Before a new device or a substantial modification to an existing product can be introduced into the market, the manufacturer must generally obtain FDA clearance. Clearance through a pre-market notification will be granted if the submitted data establishes that the proposed device is substantially equivalent to a legally marketed class I or II medical device, or to a class III medical device for which the FDA has not called for a pre-market approval.

     The FDA may determine that a proposed device is not substantially equivalent to a legally marketed device, or that additional data is needed before a substantial equivalency determination can be made. A determination that the proposed device is not substantially equivalent, or a request for additional data, could delay the market introduction of new products that fall into this category. If we are required to obtain clearance in the future, there can be no assurance that we will be able to do so within a commercially reasonable time, if at all.

Foreign Governmental Regulation May Impair Our Ability To Compete.

     Foreign regulations governing the sale of medical devices outside of the United States vary widely from country to country. The time required to obtain approval for sale in a foreign country may be longer or shorter than that required for FDA approval and the requirements may differ. Although we have received regulatory approvals where required for commercial sale of the TUNA System in all major international markets, the requirements to maintain those approvals could change, or new approvals could be necessary as we develop new products or modify existing products.

     We have received certifications that allow us to affix the "CE" mark to the TUNA System, permitting us to market and sell the TUNA System in all countries of the European Economic Area. Additional product approvals from foreign regulatory authorities may be required for international sale of the general electro-surgical components of the TUNA System. Failure to comply with applicable regulatory requirements can result in loss of previously received approvals and other sanctions.

     Our distributor in Japan, Century Medical, Inc., is responsible for managing clinical trials and obtaining regulatory and reimbursement approvals
for the TUNA System in Japan.   Regulatory approval in Japan was received from
the Japanese Ministry of Health and Welfare in July 1997 for our previous-generation product. Approval by the Japanese Ministry of Health was granted for the new generator and ProVu system in August 1999. Failure to obtain market acceptance for the TUNA Procedure in Japan could preclude the commercial viability of our products in Japan and could have a material adverse effect on our business, financial condition and results of operations. During the fourth quarter of 1999, we agreed with Century Medical to terminate our business relationship. All regulatory approvals and distribution rights will be transferred upon our selection of a replacement distributor and compliance with Japanese law. The relationship with Century Medical does not terminate until all regulatory transfers are completed and effective.

  Cautionary Note on Forward-Looking Statements Contained in this Prospectus

     This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our current expectations, beliefs, intentions or strategies. The statements concern, among other things, the availability of cash resources to fund continued operations, the success of our fee-per-use marketing strategy, market acceptance of our products, the likelihood of additional Medicare reimbursement approvals for the TUNA Procedure in doctors' offices and ambulatory surgery centers and the amount and adequacy of reimbursement in the future. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested in the forward-looking statements. All forward-looking statements are made as of the date of this prospectus, and except as required by applicable rules and regulations, we do not undertake to update them.

                                Use of Proceeds

     The proceeds from the sale of shares of common stock offered hereby are solely for the accounts of the selling stockholders. VidaMed will not receive any proceeds from this offering. However, certain of the shares of common stock offered hereby are issuable in the future upon the exercise of warrants by the warrant holders. VidaMed will receive the exercise prices payable on any exercise of those warrants. There can be no assurance that all or any part of the warrants will be exercised.

                             Selling Stockholders

     The selling stockholders listed below are certain persons who provided (or helped facilitate) equity financing, and in the case of Transamerica Business Credit Corporation, debt financing, to VidaMed or are assignees of such persons. The shares of common stock covered by this prospectus are being registered so that the selling stockholders may offer the shares for resale from time to time. See "Plan of Distribution." Except as described below, none of the selling stockholders has had a material relationship with VidaMed within the past three years other than as a result of the ownership of VidaMed's securities.


     The following table sets forth the names of the selling stockholders, the number of shares of common stock VidaMed believes each selling stockholder beneficially owned as of January 24, 2000, and the number of shares that may be offered for resale pursuant to this prospectus.

     The information included below is based on information either provided by the selling stockholders or obtained from VidaMed's records. Because the selling stockholders may offer or sell all, some or none of their common stock under this prospectus, no estimate as to the number of shares of common stock that will be held by the selling stockholders after this offering can be provided. The following table has been prepared on the assumption that the selling stockholders will sell all of the shares of common stock offered by this prospectus. This table also assumes that the selling stockholders do not acquire any other shares of VidaMed stock pending the offering.

                                                                                              Shares of
                                                Shares of                                     common
                                                common stock             Shares of            stock
                                                beneficially             common stock         beneficially
                                                owned prior to           being                owned after
Name                                            offering/(1)(2)/         offered              offering/(3)/
----                                            ----------------         -------              -------------
Medtronic Asset Management, Inc.(4)                 6,890,000              6,890,000                      0
City of Milford Pension & Retirement Fund(4)(5)       233,200                233,200                      0
Norwalk Employees' Pension Plan(4)(5)                 243,200                243,200                      0
The Jenifer Altman Foundation(4)(5)                   121,600                121,600                      0
Dean Witter Foundation(4)(5)                          114,000                114,000                      0
Roanoke College(4)(5)                                 152,000                152,000                      0
Butler Family LLC(4)(5)                                91,200                 91,200                      0
HBL Charitable Unitrust(4)(5)                          60,800                 60,800                      0
Andrew Heiskell(4)(5)                                 136,800                136,800                      0
Helen Hunt(4)(5)                                       60,800                 60,800                      0
Jeanne L. Morency(4)(5)                                45,600                 45,600                      0

Psychology Associates(4)(5)                            15,200            15,200             0
Murray Capital, LLC(4)(5)                              91,200            91,200             0
Domenic J. Mizio(4)(5)                                185,000           185,000             0
Morgan Trust Co. of the
Bahamas Ltd. as Trustee U/A/D 11/30/93(4)(5)          152,000           152,000             0
Susan Uris Halpern(4)(5)                               91,200            91,200             0
William B. Lazar(4)(5)                                 45,600            45,600             0
Wells Family LLC(5)                                   120,000           120,000             0
Harold & Grace Willens JTWROS(4)(5)                    30,400            30,400             0
Albert L. Zesiger(4)(5)                               114,000           114,000             0
Barrie Ramsay Zesiger(4)(5)                            60,800            60,800             0
Wolfson Investment Partners LP(4)(5)                   60,800            60,800             0
Salvador O. Gutierrez(4)(5)                            39,000            39,000             0
James F. Cleary(4)(5)                                   5,200             5,200             0
John J. & Catherine H. Kayola(4)(5)                     5,200             5,200             0
Mary I. Estabil(4)(5)                                   5,200             5,200             0
Lewis and Paula Yarborough                            100,000           100,000             0
Robert and Rebecca Williamson                         300,000           100,000             0
Southwest Securities f/b/o
Hayden R. Fleming IRA(6)                              258,650           250,000         8,650
Southwest Securities f/b/o
LaDonna M. Fleming IRA(6)                              56,250            50,000         6,250
Circle F Ventures, LLC(4)(6)                        2,180,960           564,000     1,616,960
Hayden R. Fleming and
LaDonna M. Fleming Revocable Trust(4)(6)              450,150           364,000        86,150
Hugh West Hunt and Jane Ann Hunt, Co-Trustees          50,000            50,000             0
Bigelow and Company                                    30,000            30,000             0
Transamerica Business Credit
Corporation(7)                                        152,320           152,320             0
TOTAL                                              12,748,330        10,830,320     1,718,010

     _____________________
     (1) Unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

     (2) As required by regulations of the Securities and Exchange Commission, the number of shares shown as beneficially owned includes shares which can be purchased within 60 days after January 25, 2000, pursuant to warrants, options or other rights.

     (3) Assumes the sale of all shares offered hereby.

     (4) The selling stockholders acquired their shares directly from VidaMed in a private transaction on January 4, 2000. In addition to the shares, VidaMed also issued warrants to the selling stockholders to acquire a total of 1,938,000 shares of common stock at $1.80 per share. The warrants expire on January 3, 2005. The shares of common stock underlying those warrants are included in the shares of common stock being registered in this prospectus.

     (5) Zesiger Capital Group LLC ("ZCG") acted as the agent and attorney-in-fact for the selling stockholders in connection with the acquisition of the shares offered by the selling stockholders in this prospectus. ZCG is an investment adviser registered with the Securities and Exchange Commission pursuant to Section 203 of the Investment advisers Act of 1940. The selling stockholders are advisory clients of ZCG, and the shares offered by the selling stockholders in this prospectus are held in discretionary client accounts managed by ZCG. ZCG disclaims beneficial ownership of those shares.

     (6) Hayden R. Fleming beneficially owns a total of 2,946,010 shares of VidaMed's outstanding common stock. Of such shares, 450,150 shares are owned by the Hayden R. Fleming and LaDonna M. Fleming Revocable Trust, 56,250 shares are owned by Mrs. Fleming in the LaDonna M. Fleming IRA, 258,650 shares are owned by the Hayden R. Fleming IRA, and 2,180,960 shares are owned by Circle F Ventures, LLC. Circle F Ventures, LLC, a Georgia limited liability company, is a private investment fund of which Mr. Fleming is the managing member.

     (7) The selling stockholder has the right to acquire common stock pursuant to three warrants granted in connection with providing debt financing to VidaMed. The first warrant entitles the selling stockholder to purchase 55,000 shares of common stock at $0.89 per share, and expires on October 20, 2003. The second warrant entitles the selling stockholder to purchase 20,000 shares of common stock at $0.89 per share, and expires on October 26, 2004. The third warrant entitles the selling stockholder to purchase 77,320 shares of common stock at $1.94 per share, and expires on January 6, 2005.

                             Plan of Distribution

     We are registering the shares of common stock offered by this prospectus (the "Shares") on behalf of the Selling Stockholders. As used herein, "Selling Stockholders" includes donees and pledgees selling shares received from a named Selling Stockholder after the date of this prospectus. All costs, expenses and fees in connection with the registration of the Shares offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of Shares will be borne by the Selling Stockholders. Sales of Shares may be effected by Selling Stockholders from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq SmallCap Market, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the Shares, through short sales of Shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The Selling Stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of Shares by the Selling Stockholders.

     The Selling Stockholders may effect such transactions by selling Shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Stockholders and/or the purchasers of Shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     The Selling Stockholders and any broker-dealers that act in connection with the sale of Shares might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act of 1933, and any commissions received by such broker-dealers and any profit on the resale of the Shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We and the Selling Stockholders have agreed to indemnify each other, underwriters, if any, their controlling persons and others against certain liabilities, including liabilities arising under the Securities Act. The Selling Stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Securities Act.

     Because Selling Stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Stockholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the Nasdaq-Amex Stock Market pursuant to Rule 153 under the Securities Act. We have informed the Selling Stockholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

     Selling Stockholders also may resell all or a portion of the Shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

     After we have been notified by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of Shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker-dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, after we have been notified by a Selling Stockholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

                                 Legal Matters

     The validity of the common stock offered by this prospectus will be passed on for us by Shartsis, Friese & Ginsburg LLP, One Maritime Plaza, 18th Floor, San Francisco California 94111.

                                    Experts

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K/A for the year ended December 31, 1998, as described in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern, as described in Notes 1 and 13 to the consolidated financial statements). Their report is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      Where You Can Find More Information

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC") as required by the Securities Exchange Act of 1934. You can inspect and copy any document we file with the SEC at regional offices of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048, and at the Public Reference Office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

     You can also obtain copies of the documents we file with the SEC from the SEC's Public Reference Office for a fee determined by the SEC. You may obtain information about the operation of the Public Reference Office by calling the SEC at 1-800-SEC-0330. The SEC also maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding VidaMed and other companies that file electronically with the SEC.

     Our common stock is traded on the Nasdaq SmallCap Market. Our reports, proxy statements and other information can also be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     This prospectus is part of a registration statement (Registration No. ____________) that we filed with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information included in the registration statement. For further information regarding VidaMed and its common stock, please refer to the registration statement and its exhibits. You can receive copies of the registration statement as discussed above. Statements contained in this prospectus or in any prospectus supplement that describe the contents of any contract or other document are only summaries of material terms and are not necessarily complete. You should refer to the actual copy of the contract or document filed as an exhibit to the registration statement for more complete information.

                     Information Incorporated by Reference

     The SEC permits us to "incorporate by reference" the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC after the date of this prospectus will automatically update and supercede this information. We incorporate by reference the following documents filed by us with the SEC. Our SEC file number is 0-26082. We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of this prospectus until the termination of this offering.

1. Our amended annual report on Form 10-K for the year ended December 31, 1998.

2. Our amended quarterly reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999.

3. Our definitive proxy statement dated April 30, 1999, filed in connection with our 1999 annual meeting of stockholders.

4.   Our current reports on Form 8-K, dated October 29, 1999 and December 8,
1999.

5. The description of our common stock contained in our Registration Statement on Form 8-A filed under the Securities Exchange Act of 1934 on May 17, 1995, and any amendment or report filed for the purpose of updating such description.

6. The description of our Preferred Share Purchase Rights contained in our Registration Statement on Form 8-A filed under the Securities Exchange Act of 1934 on January 31, 1997, and any amendment or report filed for the purpose of updating such description.

     You may receive free copies of these filings by writing or calling us. However, we will not send exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for copies to:

VidaMed, Inc.
46107 Landing Parkway
Fremont, California 94538
Telephone: (510) 492-4902
Attention: Investor Relations

     You should rely only on the information contained or incorporated by reference in this prospectus or in a prospectus supplement or amendment. We have not authorized anyone to provide you with different information. This prospectus is not an offer to sell these securities nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. This prospectus does not offer to sell any securities other than the securities covered by this prospectus. You should not assume that the information in this prospectus or a prospectus supplement or amendment is accurate as of any date other than the date on the front of the document.

                                 VIDAMED, INC.

                       8,740,000 Shares of Common Stock

                 2,090,320 Shares of Common Stock to be Issued
                   Upon the Exercise of Outstanding Warrants


                          __________________________

                                  Prospectus

                               January 24, 2000

                          __________________________

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     The following table sets forth the various expenses to be paid by the Registrant in connection with this offering. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq SmallCap Market listing fee.

Securities and Exchange Commission registration fee...............................  $   9,740
Nasdaq SmallCap Market listing fee................................................     17,500
Printing and engraving expenses...................................................     10,000
Legal fees and expenses...........................................................     75,000
Accounting fees and expenses......................................................     40,000
Transfer agent and registrar fees and expenses....................................      1,500
Miscellaneous.....................................................................      2,500
                                                                                    ---------
   Total..........................................................................  $ 156,240
                                                                                    =========

Item 15. Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

     Article VIII of the Registrant's Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

     Article VI of the Registrant's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the corporation if that person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the corporation, and, regarding any criminal action or proceeding, if the indemnified party had no reason to believe his or her conduct was unlawful.

     The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

Item 16. Exhibits

     The exhibits filed herewith or incorporated by reference herein are described in the Exhibit Index at page 18.

Item 17. Undertakings

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and persons controlling the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     In the event that a claim for indemnification against those liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether the indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

     The undersigned Registrant hereby undertakes:

          1. To file, during any period in which offers or sales are being made pursuant to this Registration Statement, a post-effective amendment to the registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

               provided, however, that paragraphs 1(i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          2. That, for purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          3. That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
     1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          4. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, VidaMed, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on this 24/th/ day of January, 2000.

               VIDAMED, INC.
               By: /s/ Randy D. Lindholm
               -------------------------------
               Randy D. Lindholm
               President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                          Title                                                  Date
/s/ Randy D.  Lindholm             President and Chief Executive Officer and              January 24, 2000
------------------------
(Randy D.  Lindholm)               Chairman of the Board
                                   (Principal Executive Officer)

/s/ John Howe                      Vice President of Finance and Chief Financial Officer  January 24, 2000
-------------
(John Howe)                        (Principal Financial Officer and Principal Accounting
                                   Officer)

/s/ Paulita LaPlante               Director                                               January 24, 2000
--------------------
(Paulita LaPlante)

/s/ Elizabeth Davila               Director                                               January 24, 2000
---------------------
(Elizabeth Davila)

/s/ Kurt Wheeler                   Director                                               January 24, 2000
----------------
(Kurt Wheeler)

                               Index to Exhibits

     Exhibit   Description
               -----------
     Number
     ------

     4.1+      Certificate of Incorporation of Registrant

     4.2+      Restated Bylaws of Registrant

     4.3++     Form of Common Stock Certificate

     4.4+++ Preferred Shares Rights Agreement dated as of January 27, 1997, between the Registrant and American Securities Transfer & Trust, Inc., including the Certificate of Designations, the Form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively

     5.1       Opinion of Shartsis, Friese & Ginsburg LLP

     23.1      Consent of Ernst & Young LLP, Independent Auditors

     23.2      Consent of Shartsis, Friese & Ginsburg LLP (included in Exhibit
               5.1)

     ______________

+ Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated into this prospectus by reference.

++ Filed as an exhibit to the Registrant's Registration Statement on Form S-1 (File No. 33-90746) and incorporated into this prospectus by reference.

+++ Filed as an Exhibit to the Registrant's Registration Statement on Form 8-A filed with the Commission on January 31, 1997, and incorporated into this prospectus by reference.